CLINICAL DATA, INC.
One Gateway Center, Suite 702
Newton, MA 02458
July 30, 2009
VIA EDGAR AND
FACSIMILE (703-813-6985)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
Attention: Russell Mancuso

Re:	Clinical Data, Inc. Registration Statement on Amendment No. 3 to Form S-3 (File No. 333- 159039) Request for Acceleration
Dear Mr. Mancuso:
     On behalf of Clinical Data, Inc. (the “Company”), pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests that the Company’s Registration Statement on Amendment No. 3 to Form S-3 (File No. 333- 159039) be declared effective on Thursday, July 30, 2009, at 3:00 p.m. or as soon thereafter as possible. The Company hereby acknowledges that:
•	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•	the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely, CLINICAL DATA, INC.
By:	/s/ Caesar J. Belbel
	Name:	Caesar J. Belbel
	Title:	Executive Vice President, Chief Legal Officer and Secretary